SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2015

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR JANUARY TRAFFIC GROWS BY 1.3M CUSTOMERS TO 5.98M (+30%)

LOAD FACTOR RISES 12% POINTS TO 83%

Ryanair, Europe's favourite airline, today (4 Feb) released customer and load factor stats for January as follows:

• Traffic grew by 1.3m to over 5.98m customers (up 30%).

• Load factor increased 12% points to 83% (from 71%).

• Rolling annual traffic to January grew 8% to 87.8m customers.

	Jan 14	Jan 15	Change
Customers	4.6m	5.98m	+30%
Load Factor	71%	83%	+12%

Ryanair's Chief Marketing Officer, Kenny Jacobs said

"Ryanair traffic grew by 1.3m (+30%) to 5.98m customers in January, while our load factor rose by 12% points to 83%, thanks to our lower fares and the continuing success of our "Always Getting Better" customer programme, which delivered stronger forward bookings and better than expected load factors across our significantly expanded winter schedule. With our great new routes, increased frequencies and Business Plus service, Ryanair continues to deliver so much more than just the lowest fares in every market we operate in."

ENDS

For further information
please contact:          Robin Kiely                            Joe Carmody
                                    Ryanair Ltd                            Edelman Ireland
                                    Tel: +353-1-9451212          Tel: +353-1-678933
                                   press@ryanair.com              ryanair@edelman.com

                                   Follow us on Twitter: @Ryanair

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 04 February 2015

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary